Exhibit 99.1



News Release

FOR IMMEDIATE RELEASE   **CONTACT:** Tom Pearson
Corporate Communications
(610) 407-9260

Kathy Lawton
(617) 494-0400

ARIAD TO PRESENT AT UBS WARBURG GLOBAL
LIFE SCIENCES CONFERENCE

Cambridge, MA, October 9, 2001 – ARIAD Pharmaceuticals, Inc. (Nasdaq: ARIA) announced that Harvey J. Berger, M.D., chairman and chief executive officer, is scheduled to speak at the UBS Warburg Global Life Sciences Conference at the Pierre Hotel in New York on Thursday, October 11, 2001, beginning at 12:20 p.m. Dr. Berger will provide an update of the Company's product development portfolio and business development initiatives.

The live presentation can be accessed by dialing (800) 500-0177 (domestic) or (719) 457-2679 (international). An audio replay of the presentation will be available for up to four weeks after the conference. Access to the replay is available by dialing (888) 566-0785 (domestic) or (402) 220-0102 (international).

ARIAD is engaged in the discovery and development of breakthrough medicines that regulate cell signaling with small molecules. The Company's lead product candidates – treatments for bone metastases and bone pain, osteoporosis, cancer, anemia and graft-vs-host disease following T cell immunotherapy – all were developed through the integration of genomics, proteomics and structure-based drug design. ARIAD's RegTech cell-signaling regulation technologies are being used by almost 500 academic investigators providing a robust source of potential new technologies, drug targets and product candidates that the Company may develop. ARIAD also has an exclusive license to pioneering technology related to the discovery and development of drugs that modulate the cellular protein, NF-kB, and its associated pathways, which regulate the transcription of key genes involved in many major diseases. Additional information about ARIAD can be found on the web at www.ariad.com.

Some of the matters discussed herein are forward-looking statements. Such statements are identified by the use of words such as ''anticipate,'' ''estimate,'' ''expect,'' ''project,'' ''intend,'' ''plan,'' ''believe,'' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such statements are based on management's current expectations and are subject to certain factors, risks and uncertainties that may cause actual results, events and performance to differ materially from those referred to or implied in such statements. These risks include, but are not limited to, risks and uncertainties regarding the Company's preclinical studies, the Company's ability to conduct clinical trials of its product candidates and the results of such trials, as well as risks and uncertainties relating to economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on the Company's collaborators and other factors. These risks are identified in ARIAD's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission. The information contained in this document is believed to be current as of the date of original issue. The Company does not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in the Company's expectations, except as required by law.

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